FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                                       ☒                                  Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                            ☐                                  No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 7, 2019;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2019; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2019.

November 7, 2019

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2019

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2019. Quebecor consolidates the financial results of Quebecor Media Inc. (“Quebecor Media”), a wholly owned subsidiary since June 22, 2018.

As described under “Changes in Accounting Policies” below, on January 1, 2019 the Corporation adopted on a fully retrospective basis the new rules in IFRS 16 — Leases. Accordingly, comparative figures have been restated to reflect the impact of the new rules.

Third quarter 2019 highlights

•                                Revenues: $1.07 billion, up $20.2 million (1.9%) from the third quarter of 2018.

•                                Adjusted EBITDA1: $509.3 million, a $35.3 million (7.4%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $46.2 million (10.0%).

•                                Net income attributable to shareholders: $178.5 million ($0.70 per basic share) in the third quarter of 2019, compared with $187.1 million ($0.80 per basic share) in the same period of 2018, a decrease of $8.6 million ($0.10 per basic share). Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $178.5 million in the third quarter of 2019, compared with $186.7 million in the same period of 2018, an $8.2 million decrease.

•                                Adjusted income from continuing operating activities2 $173.8 million ($0.68 per basic share) in the third quarter of 2019, compared with $141.5 million ($0.61 per basic share) in the same period of 2018, an increase of $32.3 million ($0.07 per basic share) or 22.8%.

•                                The Telecommunications segment grew its revenues by $21.9 million (2.6%) and its adjusted EBITDA by $34.5 million (8.0%) in the third quarter of 2019. Without restatement of comparative figures following adoption of IFRS 16, the Telecommunications segment’s adjusted EBITDA increased $44.2 million (10.4%).

•                               Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($17.4 million or 12.6%), Internet access ($7.3 million or 2.7%) and customer equipment sales ($6.5 million or 10.3%) in the third quarter of 2019.

•                               Videotron’s total average billing per unit3 (“ABPU”) was $50.49 in the third quarter of 2019, compared with $49.70 in the same period of 2018, a $0.79 (1.6%) increase. Mobile ABPU was $53.28 in the third quarter of 2019, compared with $54.28 in the same period of 2018, a $1.00 (-1.8%) decrease due in part to the popularity of bring your own device (“BYOD”) plans.

•                                There was a net increase of 53,300 revenue-generating units4 (RGUs) (0.9%) in the third quarter of 2019, including 56,800 connections to the mobile telephony service, an increase 36.9% greater than in the same quarter of 2018, 17,400 subscriptions to cable Internet access service, and 12,500 subscriptions to the Club illico over-the-top video service (“Club illico”).

•                                On August 27, 2019, Videotron launched Helix, the new technology platform that will revolutionize entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences.

1                   See “Adjusted EBITDA” under “Definitions.”

2                   See “Adjusted income from continuing operating activities” under “Definitions.”

3                   See “Key performance indicators” under “Definitions.”

4                   See “Key performance indicators” under “Definitions.”

•                                On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 4.5% and maturing on January 15, 2030. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•                                On July 15, 2019, Quebecor Media prepaid the balance of its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

“Quebecor generated solid 7.4% growth in adjusted EBITDA in the third quarter of 2019 compared with the same quarter of 2018. Combined with the decrease in the interest charge on its debt and its convertible debentures, this growth yielded a 22.8% increase in adjusted income from continuing operating activities,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Videotron remains our main growth driver and we are particularly proud of its excellent performance this quarter since we successfully launched our new Helix technological platform at the end of August 2019. Based on our partner Comcast Corporation’s Xfinity X1 platform, Helix already had more than 30,000 subscribers barely five weeks after launch. It is a concrete example of Quebecor’s vision, commitment to investing in forward-looking projects and ability to skillfully execute on its business strategies, while maintaining sound management of its balance sheet.”

“Videotron’s robust business model and its ability to generate organic growth held strong, as reflected by the 168,000 increase in connections to the mobile telephony service during the 12-month period ended September 30, 2019, the largest increase in the number of connections since our mobile network launched in 2010,” commented Jean-François Pruneau, President and Chief Executive Officer of Videotron. “During the quarter, we once again demonstrated our ability to stay at the leading edge of evolving consumer needs and maintain our position as a leader in innovation and customer experience.

“With a 40,600-customer increase during the 12-month period ended September 30, 2019, Club illico continued to perform strongly and to grow its market share. Investing in original content lets us stand out and reach the widest possible audience in an aggressively competitive market, which is why we have decided to triple the number of original Québec productions for the 2019-2020 season.

“Videotron was rated the coolest telecom again this year by young Quebecers aged 13 to 37 in Léger’s youth survey and I am very proud of this success, as we are investing heavily to meet their needs.

“We also continue fighting Bell Canada’s monopolistic practices. We have filed an application asking the Competition Bureau of Canada to investigate certain actions by Bell Canada aimed at substantially restricting competition in the Abitibi-Témiscamingue market, unduly penalizing the region’s residents and businesses,” Jean-François Pruneau concluded.

“TVA Group Inc.’s (“TVA Group”) consolidated adjusted EBITDA increased by $3.1 million in the third quarter, due in part to our acquisitions in recent months and the decrease in operating expenses related to, among other things, the savings generated by the budget cuts announced in the previous quarter,” said France Lauzière, President and Chief Executive Officer of TVA Group. “TVA Group’s total television market share increased 0.2 points to 38.3%.5 TVA Sports continued to grow its audience with a 0.4-point jump in market share during the quarter, clear evidence that viewers recognize the quality of its programming. The strong performance of our specialty channels is noteworthy and underscores the point that our channels have been inequitably priced for years and their subscription fees do not reflect their market share and their fair value. Bell Canada must acknowledge the issues facing our entire industry and recognize the fair value of specialty channels. We continue making representations on this issue to regulatory and government authorities. We are pleased to report that we have renewed some distribution agreements with cable operators that recognize the fair market value of our specialty channels.”

“Videotron again demonstrated that it is regarded as a first-class issuer and we are very pleased with the response to the issuance on the Canadian market of high-yield notes in the aggregate principal amount of $800.0 million bearing interest at 4.5%, making it both the largest issue and lowest coupon rate for 10-year notes ever on this market,” said Hugues Simard, Chief Financial Officer of Quebecor and Quebecor Media.

“On the matter of aggregated wholesale access by resellers to the Internet networks of the large cable and telephone companies, we note the interim stay of the Canadian Radio-television and Telecommunications Commission’s (“CRTC”) order regarding access rates, which was granted by the Federal Court of Appeal on September 27, 2019,” Pierre Karl Péladeau stated. “We strongly believe that both the process used and the conclusions reached by the CRTC were and are deeply flawed.

“Our initiatives and actions are always aimed at offering our customers the best products and services, and a wide range of choices. We will continue executing our business strategies and investing in innovative projects to ensure continued success and sustainable growth for the benefit of our shareholders and all our stakeholders,” Pierre Karl Péladeau concluded.

1                   Numeris — Québec Franco, April 1 to June 30, 2019, Mo-Su, 2a-2a, t2+

Table 1

Quebecor third quarter financial highlights, 2015 to 2019

(in millions of Canadian dollars, except per share data)

	2019	2018	2017	2016	2015

Revenues	$1,073.4	$1,053.2	$1,036.1	$1,014.7	$979.5
Adjusted EBITDA	509.3	474.0	440.1	424.4	414.5
Income from continuing operating activities attributable to shareholders	178.5	186.2	173.2	5.6	94.4
Net income attributable to shareholders	178.5	187.1	178.6	6.8	92.4
Adjusted income from continuing operating activities	173.8	141.5	103.3	97.1	81.4
Per basic share:
Income from continuing operating activities attributable to shareholders	0.70	0.80	0.72	0.02	0.38
Net income attributable to shareholders	0.70	0.80	0.74	0.03	0.38
Adjusted income from continuing operating activities	0.68	0.61	0.43	0.40	0.33

Discontinued operations

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of those businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. In this press release, only continuing operating activities of Quebecor Media are included in the analysis of its segment operating results.

Changes in Accounting Policies

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation’s segments are engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. A description of the new rules and details of the retroactive adjustments to comparative data are provided in Note 2 to Quebecor’s condensed consolidated financial statements for the third quarter of 2019 and under “Changes in Accounting Policies” in Quebecor’s Management Discussion and Analysis for the same period.

Table 2 presents segmented adjusted EBITDA for the last eight quarters, restated to reflect the retroactive application of IFRS 16.

Table 2

Quebecor’s segmented adjusted EBITDA (negative adjusted EBITDA) for the past eight quarters

(in millions of Canadian dollars)

	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017

Telecommunications	$467.7	$450.0	$423.0	$435.4	$433.2	$429.8	$417.2	$403.7
Media	32.6	5.7	1.2	28.6	30.9	0.5	0.1	23.6
Sports and Entertainment	6.9	(1.5)	(0.7)	3.3	8.5	(0.6)	(0.7)	3.7
Head Office	2.1	0.8	(2.8)	(6.8)	1.4	(3.8)	(0.7)	(2.3)
Total	$509.3	$455.0	$420.7	$460.5	$474.0	$425.9	$415.9	$428.7

Table 3 presents lease liabilities by segment at December 31, 2018 and 2017, calculated following retrospective adoption of IFRS 16.

Table 3

Lease liabilities by segment

(in millions of Canadian dollars)

	Sept. 30, 2019	Dec. 31, 2018	Dec. 31, 2017

Telecommunications	$112.3	$122.6	$143.4
Media	14.7	13.7	16.6
Sports and Entertainment	41.4	39.7	41.6
Head Office and intersegment	(31.6)	(31.6)	(33.7)
Total	$136.8	$144.4	$167.9

To explain the effect of choices made in applying a change in accounting policies, Table 5 also provides a reconciliation of adjusted EBITDA to net income, without restatement of comparative figures following adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”).

2019/2018 third quarter comparison

Revenues: $1.07 billion, a $20.2 million (1.9%) increase.

•                                Revenues increased in Telecommunications ($21.9 million or 2.6% of segment revenues) and in Sports and Entertainment ($1.3 million or 2.4%).

•                                Revenues decreased in Media ($3.7 million or -2.2% of segment revenues).

Adjusted EBITDA: $509.3 million, a $35.3 million (7.4%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $46.2 million (10.0%).

•                                Adjusted EBITDA increased $34.5 million (8.0%) in the Telecommunications segment. Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $44.2 million (10.4%).

•                                Adjusted EBITDA increased in Media ($1.7 million or 5.5%).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($1.6 million or -18.8%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.1 million unfavourable variance in the stock-based compensation charge in the third quarter of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.2 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2019.

Net income attributable to shareholders: $178.5 million ($0.70 per basic share) in the third quarter of 2019, compared with $187.1 million ($0.80 per basic share) in the same period of 2018, a decrease of $8.6 million ($0.10 per basic share).

•                                The main unfavourable variances were:

•                  $48.5 million unfavourable variance in gains and losses on valuation and translation of financial instruments, including $51.0 million without any tax consequences;

•                  $14.4 million increase in the income tax expense.

•                                The main favourable variances were:

•                  $35.3 million increase in adjusted EBITDA;

•                  $12.4 million favourable variance in the charge for restructuring of operations, litigation and other items;

•                  $5.6 million decrease in financial expenses.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $178.5 million in the third quarter of 2019, compared with $186.7 million in the same period of 2018, an $8.2 million decrease.

Adjusted income from continuing operating activities: $173.8 million ($0.68 per basic share) in the third quarter of 2019, compared with $141.5 million ($0.61 per basic share) in the same period of 2018, an increase of $32.3 million ($0.07 per basic share) or 22.8%.

2019/2018 year-to-date comparison

Revenues: $3.16 billion, a $63.7 million (2.1%) increase.

•                                Revenues increased in Telecommunications ($55.9 million or 2.2% of segment revenues) and in Sports and Entertainment ($8.9 million or 6.9%).

•                                Revenues decreased in Media ($0.6 million or -0.1%).

Adjusted EBITDA: $1.39 billion, a $69.2 million (5.3%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $102.9 million (8.0%).

•                                Adjusted EBITDA increased in the Telecommunications segment by $60.5 million (4.7%). Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $89.6 million (7.2%).

•                                Adjusted EBITDA increased in Media ($8.0 million or 25.4%).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($2.5 million or -34.7%).

•                                There was a favourable variance at Head Office ($3.2 million) due to a decrease in the stock-based compensation charge.

•                                The change in the fair value of Quebecor Media stock options resulted in a $5.3 million favourable variance in the stock-based compensation charge in the first nine months of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in a $0.2 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2019.

Net income attributable to shareholders: $507.7 million ($1.98 per basic share) in the first nine months of 2019, compared with $286.2 million ($1.22 per basic share) in the same period of 2018, an increase of $221.5 million ($0.76 per basic share).

•                                The main favourable variances were:

•                  $94.8 million favourable variance in income from discontinued operations;

•                  $69.2 million increase in adjusted EBITDA;

•                  $58.8 million favourable variance in gains and losses on valuation and translation of financial instruments, including $56.3 million without any tax consequences;

•                  $34.7 million favourable variance in non-controlling interest.

•                                The main unfavourable variances were:

•                  $29.2 million increase in the income tax expense;

•                  $4.9 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $507.7 million in the first nine months of 2019, compared with $284.7 million in the same period of 2018, a $223.0 million increase.

Adjusted income from continuing operating activities: $421.4 million ($1.65 per basic share) in the first nine months of 2019, compared with $336.9 million ($1.44 per basic share) in the same period of 2018, an increase of $84.5 million ($0.21 per basic share) or 25.1%.

Financial transactions

•                                On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 4.5% and maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•                                On July 15, 2019, Quebecor Media prepaid the balance of its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

Normal course issuer bid

On August 7, 2019, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 4,000,000 Class B Subordinate Voting Shares (“Class B Shares”), representing approximately 2.2% of issued and outstanding Class B Shares as of August 1, 2019. The purchases can be made from August 15, 2019 to August 14, 2020 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All repurchased shares will be cancelled.

In the first nine months of 2019, the Corporation purchased and cancelled 2,672,056 Class B Shares for a total cash consideration of $80.5 million (7,535,300 Class B Shares for a total cash consideration of $186.3 million in the first nine months of 2018). The $64.8 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as an increase in the deficit ($171.9 million reduction in retained earnings in the first nine months of 2018).

In the first nine months of 2019, 180,000 Class B Shares of Quebecor were issued upon exercise of stock options for a cash consideration of $2.7 million (100,000 Class B Shares for a cash consideration of $1.3 million in the first nine months of 2018). Following this transaction, the contributed surplus was increased by $3.0 million ($1.2 million in the first nine months of 2018) and the stock option plan liability was reduced by the same amount.

On October 10, 2019, 500,000 Class B Shares of Quebecor were issued upon exercise of stock options for a cash consideration of $5.6 million.

Dividend

On November 6, 2019, the Board of Directors of Quebecor declared a quarterly dividend of $0.1125 per share on its Class A Shares and Class B Shares, payable on December 17, 2019 to shareholders of record at the close of business on November 22, 2019. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2019 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial-documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2019 results on November 7, 2019, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from November 7, 2019 to February 5, 2020 by dialling 1 877 293-8133, access code for participants and recording access code 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2018.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 7, 2019 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:

Hugues Simard	Communications Department
Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
hugues.simard@quebecor.com	514 380-4572
514 380-7414

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 4 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 4

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$467.7	$433.2	$1,340.7	$1,280.2
Media	32.6	30.9	39.5	31.5
Sports and Entertainment	6.9	8.5	4.7	7.2
Head Office	2.1	1.4	0.1	(3.1)
	509.3	474.0	1,385.0	1,315.8
Depreciation and amortization	(187.0)	(188.8)	(564.1)	(562.7)
Financial expenses	(81.2)	(86.8)	(246.1)	(245.6)
Gain (loss) on valuation and translation of financial instruments	6.0	54.5	8.1	(50.7)
Restructuring of operations, litigation and other items	(1.2)	(13.6)	(27.0)	(22.1)
Income taxes	(63.2)	(48.8)	(145.4)	(116.2)
Income from discontinued operations	—	0.9	97.5	2.7
Net income	$182.7	$191.4	$508.0	$321.2

Adjusted EBITDA without restatement of comparative figures

Table 5 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16.

Table 5

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$467.7	$423.5	$1,340.7	$1,251.1
Media	32.6	29.6	39.5	27.8
Sports and Entertainment	6.9	7.2	4.7	3.1
Head Office	2.1	2.8	0.1	0.1
	509.3	463.1	1,385.0	1,282.1
Depreciation and amortization	(187.0)	(180.5)	(564.1)	(538.0)
Financial expenses	(81.2)	(84.8)	(246.1)	(239.1)
Gain (loss) on valuation and translation of financial instruments	6.0	54.5	8.1	(50.7)
Restructuring of operations, litigation and other items	(1.2)	(13.6)	(27.0)	(22.1)
Income taxes	(63.2)	(48.6)	(145.4)	(115.5)
Income from discontinued operations	—	0.9	97.5	2.7
Net income	$182.7	$191.0	$508.0	$319.4

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted income from continuing operating activities	$173.8	$141.5	$421.4	$336.9
Gain (loss) on valuation and translation of financial instruments	6.0	54.5	8.1	(50.7)
Restructuring of operations and other items	(1.2)	(13.6)	(27.0)	(22.1)
Income taxes related to adjustments[1]	(0.1)	3.4	6.6	17.9
Net income attributable to non-controlling interest related to adjustments	—	0.4	1.1	1.8
Discontinued operations	—	0.9	97.5	2.4
Net income attributable to shareholders	$178.5	$187.1	$507.7	$286.2

1             Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Nine months ended
(in millions of Canadian dollars, except for earnings per share data)	September 30		September 30
(unaudited)	2019	2018	2019	2018
		(restated)		(restated)

Revenues	$1,073.4	$1,053.2	$3,157.6	$3,093.9

Employee costs	162.6	163.7	516.6	526.1
Purchase of goods and services	401.5	415.5	1,256.0	1,252.0
Depreciation and amortization	187.0	188.8	564.1	562.7
Financial expenses	81.2	86.8	246.1	245.6
(Gain) loss on valuation and translation of financial instruments	(6.0)	(54.5)	(8.1)	50.7
Restructuring of operations, litigation and other items	1.2	13.6	27.0	22.1
Income before income taxes	245.9	239.3	555.9	434.7

Income taxes (recovery):
Current	29.7	50.5	115.1	153.2
Deferred	33.5	(1.7)	30.3	(37.0)
	63.2	48.8	145.4	116.2

Income from continuing operations	182.7	190.5	410.5	318.5

Income from discontinued operations	—	0.9	97.5	2.7

Net income	$182.7	$191.4	$508.0	$321.2

Income from continuing operations attributable to
Shareholders	$178.5	$186.2	$410.2	$283.8
Non-controlling interests	4.2	4.3	0.3	34.7

Net income attributable to
Shareholders	$178.5	$187.1	$507.7	$286.2
Non-controlling interests	4.2	4.3	0.3	35.0

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.70	$0.80	$1.60	$1.21
From discontinued operations	—	—	0.38	0.01
Net income	0.70	0.80	1.98	1.22
Diluted:
From continuing operations	$0.67	$0.51	$1.57	$1.18
From discontinued operations	—	—	0.37	0.01
Net income	0.67	0.51	1.94	1.19

Weighted average number of shares outstanding (in millions)	255.6	232.8	255.8	234.1
Weighted average number of diluted shares (in millions)	261.7	268.8	261.9	240.0

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30		September 30
(unaudited)	2019	2018	2019	2018
		(restated)		(restated)

Income from continuing operations	$182.7	$190.5	$410.5	$318.5

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	41.4	(0.4)	71.6	(44.8)
Deferred income taxes	(6.5)	3.0	(4.7)	5.1

Reclassification to income:
Gain related to cash flow hedges	(1.1)	—	(1.1)	—
Deferred income taxes	0.7	—	0.7	—
	34.5	2.6	66.5	(39.7)

Comprehensive income from continuing operations	217.2	193.1	477.0	278.8

Income from discontinued operations	—	0.9	97.5	2.7

Comprehensive income	$217.2	$194.0	$574.5	$281.5

Comprehensive income from continuing operations attributable to
Shareholders	$213.0	$188.8	$476.7	$251.7
Non-controlling interests	4.2	4.3	0.3	27.1

Comprehensive income attributable to
Shareholders	$213.0	$189.7	$574.2	$254.1
Non-controlling interests	4.2	4.3	0.3	27.4

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended September 30, 2019
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$876.7	$167.2	$55.8	$(26.3)	$1,073.4

Employee costs	92.2	53.4	9.5	7.5	162.6
Purchase of goods and services	316.8	81.2	39.4	(35.9)	401.5
Adjusted EBITDA[1]	467.7	32.6	6.9	2.1	509.3

Depreciation and amortization					187.0
Financial expenses					81.2
Gain on valuation and translation of financial instruments					(6.0)
Restructuring of operations, litigation and other items					1.2
Income before income taxes					$245.9

Additions to property, plant and equipment	$117.4	$5.0	$0.1	$0.1	$122.6

Additions to intangible assets	57.2	8.5	0.8	(0.1)	66.4

	Three months ended September 30, 2018
	(restated)
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$854.8	$170.9	$54.5	$(27.0)	$1,053.2

Employee costs	91.9	54.7	10.0	7.1	163.7
Purchase of goods and services	329.7	85.3	36.0	(35.5)	415.5
Adjusted EBITDA[1]	433.2	30.9	8.5	1.4	474.0

Depreciation and amortization					188.8
Financial expenses					86.8
Gain on valuation and translation of financial instruments					(54.5)
Restructuring of operations, litigation and other items					13.6
Income before income taxes					$239.3

Additions to property, plant and equipment	$128.8	$8.2	$0.2	$0.7	$137.9

Additions to intangible assets	29.1	1.1	0.9	0.7	31.8

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

	Nine months ended September 30, 2019
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$2,571.8	$530.0	$137.5	$(81.7)	$3,157.6

Employee costs	291.8	170.8	29.1	24.9	516.6
Purchase of goods and services	939.3	319.7	103.7	(106.7)	1,256.0
Adjusted EBITDA[1]	1,340.7	39.5	4.7	0.1	1,385.0

Depreciation and amortization					564.1
Financial expenses					246.1
Gain on valuation and translation of financial instruments					(8.1)
Restructuring of operations, litigation and other items					27.0
Income before income taxes					$555.9

Additions to property, plant and equipment	$361.2	$13.7	$1.1	$1.3	$377.3

Additions to intangible assets	402.3	19.1	2.9	0.2	424.5

	Nine months ended September 30, 2018
	(restated)
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$2,515.9	$530.6	$128.6	$(81.2)	$3,093.9

Employee costs	291.7	176.9	29.5	28.0	526.1
Purchase of goods and services	944.0	322.2	91.9	(106.1)	1,252.0
Adjusted EBITDA[1]	1,280.2	31.5	7.2	(3.1)	1,315.8

Depreciation and amortization					562.7
Financial expenses					245.6
Loss on valuation and translation of financial instruments					50.7
Restructuring of operations, litigation and other items					22.1
Income before income taxes					$434.7

Additions to property, plant and equipment	$389.3	$18.8	$0.7	$6.1	$414.9

Additions to intangible assets	120.7	3.6	2.7	0.3	127.3

1 The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
(in millions of Canadian dollars)	Capital	Contributed	earnings	comprehensive	controlling	Total
(unaudited)	stock	surplus	(deficit)	loss	interests	equity

Balance as of December 31, 2017, as previously reported	$313.9	$3.5	$601.9	$(50.7)	$540.4	$1,409.0
Changes in accounting policies	—	—	(7.2)	—	(4.8)	(12.0)
Balance as of December 31, 2017, as restated	313.9	3.5	594.7	(50.7)	535.6	1,397.0
Net income	—	—	286.2	—	35.0	321.2
Other comprehensive loss	—	—	—	(32.1)	(7.6)	(39.7)
Issuance of Class B Shares	1.3	1.2	—	—	—	2.5
Dividends or distributions	—	—	(32.1)	—	(9.4)	(41.5)
Repurchase of Class B Shares	(14.4)	—	(171.9)	—	—	(186.3)
Non-controlling interests acquisition	—	—	(1,202.4)	(19.2)	(468.4)	(1,690.0)
Balance as of September 30, 2018	300.8	4.7	(525.5)	(102.0)	85.2	(236.8)
Net income	—	—	117.5	—	3.1	120.6
Other comprehensive income	—	—	—	19.3	0.2	19.5
Issuance of Class B Shares	784.8	—	—	—	—	784.8
Dividends	—	—	(14.2)	—	—	(14.2)
Repurchase of Class B Shares	(19.7)	—	(85.7)	—	—	(105.4)
Balance as of December 31, 2018	1,065.9	4.7	(507.9)	(82.7)	88.5	568.5
Net income	—	—	507.7	—	0.3	508.0
Other comprehensive income	—	—	—	66.5	—	66.5
Issuance of Class B Shares	2.7	3.0	—	—	—	5.7
Dividends	—	—	(71.6)	—	—	(71.6)
Repurchase of Class B Shares	(15.7)	—	(64.8)	—	—	(80.5)
Balance as of September 30, 2019	$1,052.9	$7.7	$(136.6)	$(16.2)	$88.8	$996.6

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30		September 30
(unaudited)	2019	2018	2019	2018
		(restated)		(restated)

Cash flows related to operating activities
Income from continuing operations	$182.7	$190.5	$410.5	$318.5
Adjustments for:
Depreciation of property, plant and equipment	148.4	153.3	450.2	457.7
Amortization of intangible assets	29.7	26.3	87.1	77.7
Amortization of right-of-use assets	8.9	9.2	26.8	27.3
(Gain) loss on valuation and translation of financial instruments	(6.0)	(54.5)	(8.1)	50.7
Impairment of assets	—	14.9	18.8	14.9
Amortization of financing costs and long-term debt discount	2.1	1.8	6.1	5.3
Deferred income taxes	33.5	(1.7)	30.3	(37.0)
Other	0.2	(2.7)	(1.9)	(4.8)
	399.5	337.1	1,019.8	910.3
Net change in non-cash balances related to operating activities	(20.5)	127.2	(171.1)	189.3
Cash flows provided by continuing operating activities	379.0	464.3	848.7	1,099.6
Cash flows related to investing activities
Business acquisitions	(1.0)	(5.8)	(35.6)	(7.2)
Business disposals	—	—	260.7	—
Additions to property, plant and equipment	(122.6)	(137.9)	(377.3)	(414.9)
Additions to intangible assets	(66.4)	(31.8)	(424.5)	(127.3)
Proceeds from disposals of assets	0.5	4.7	3.2	6.4
Non-controlling interests acquisition	—	—	—	(1,540.0)
Other	(17.8)	(0.2)	(25.0)	(1.2)
Cash flows used in continuing investing activities	(207.3)	(171.0)	(598.5)	(2,084.2)
Cash flows related to financing activities
Net change in bank indebtedness	6.9	(5.6)	4.0	20.9
Net change under revolving facilities	251.3	(94.2)	281.3	546.3
Repayment of long-term debt	(435.4)	(3.6)	(443.4)	(16.4)
Repayment of lease liabilities	(9.4)	(9.8)	(29.9)	(29.6)
Repayment of convertible debentures	—	(86.5)	—	(158.4)
Settlement of hedging contracts	91.6	—	90.8	(0.8)
Issuance of Class B Shares	—	—	2.7	1.3
Repurchase of Class B Shares	(41.0)	(68.3)	(80.5)	(186.3)
Dividends	(28.7)	(12.8)	(71.6)	(32.1)
Dividends or distributions paid to non-controlling interests	—	—	—	(9.4)
Cash flows (used in) provided by continuing financing activities	(164.7)	(280.8)	(246.6)	135.5

Net change in cash and cash equivalents from continuing operations	7.0	12.5	3.6	(849.1)

Cash flows provided by (used in) discontinued operations	—	2.2	(0.7)	7.1

Cash and cash equivalents at beginning of period	17.2	8.2	21.3	864.9
Cash and cash equivalents at end of period	$24.2	$22.9	$24.2	$22.9

Cash and cash equivalents consist of
Cash	$15.7	$22.0	$15.7	$22.0
Cash equivalents	8.5	0.9	8.5	0.9
	$24.2	$22.9	$24.2	$22.9

Interest and taxes reflected as operating activities
Cash interest payments	$45.5	$49.1	$203.3	$206.1
Cash income tax payments (net of refunds)	54.2	(4.6)	235.0	12.4

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	September 30	December 31	December 31
(unaudited)	2019	2018	2017
		(restated)	(restated)

Assets

Current assets
Cash and cash equivalents	$24.2	$21.3	$864.9
Accounts receivable	515.9	553.5	543.4
Contract assets	153.8	144.4	132.8
Income taxes	11.5	4.8	29.3
Inventories	211.4	186.3	188.1
Other current assets	137.2	118.3	117.6
Assets held for sale	—	95.0	—
	1,054.0	1,123.6	1,876.1

Non-current assets
Property, plant and equipment	3,351.0	3,467.3	3,610.1
Intangible assets	1,459.7	1,135.3	983.1
Goodwill	2,692.3	2,678.3	2,695.8
Right-of-use assets	108.4	112.6	133.5
Derivative financial instruments	746.3	887.0	591.8
Deferred income taxes	31.2	51.8	33.2
Other assets	231.4	201.6	185.1
	8,620.3	8,533.9	8,232.6
Total assets	$9,674.3	$9,657.5	$10,108.7

Liabilities and equity

Current liabilities
Bank indebtedness	$28.3	$24.3	$0.8
Accounts payable and accrued charges	742.0	832.0	738.7
Provisions	22.4	32.0	24.0
Deferred revenue	351.6	340.7	346.8
Income taxes	6.0	119.2	13.3
Convertible debentures	—	—	450.0
Embedded derivatives related to convertible debentures	—	—	442.2
Current portion of long-term debt	60.1	57.9	20.4
Current portion of lease liabilities	31.8	36.0	39.8
Liabilities held for sale	—	6.6	—
	1,242.2	1,448.7	2,076.0

Non-current liabilities
Long-term debt	6,090.1	6,370.3	5,516.2
Derivative financial instruments	0.3	—	34.1
Convertible debentures	150.0	150.0	—
Lease liabilities	105.0	108.4	128.1
Deferred income taxes	811.6	775.9	744.9
Other liabilities	278.5	235.7	212.4
	7,435.5	7,640.3	6,635.7
Equity
Capital stock	1,052.9	1,065.9	313.9
Contributed surplus	7.7	4.7	3.5
(Deficit) retained earnings	(136.6)	(507.9)	594.7
Accumulated other comprehensive loss	(16.2)	(82.7)	(50.7)
Equity attributable to shareholders	907.8	480.0	861.4
Non-controlling interests	88.8	88.5	535.6
	996.6	568.5	1,397.0

Total liabilities and equity	$9,674.3	$9,657.5	$10,108.7

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2019

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2019

Net Income Attributable to Shareholders

	3rd Quarter		YTD
	2019	2018	2019	2018

Net income per share (basic)	$0.70	$0.80	$1.98	$1.22

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.68	$0.61	$1.65	$1.44

Reconciliation of earnings per share

	3rd Quarter		YTD
	2019	2018	2019	2018

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.68	$0.61	$1.65	$1.44

Other adjusments[1]:
Unusual items	—	(0.05)	(0.08)	(0.02)
Gain (loss) on valuation and translation of financial instruments	0.02	0.24	0.03	(0.21)
Discontinued operations	—	—	0.38	0.01
Total	0.02	0.19	0.33	(0.22)

Reported net income per share (basic)	$0.70	$0.80	$1.98	$1.22

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2019

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2020 (availability: $50)		$14.0
Mortgage loan due in 2022		47.6
		$61.6
Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)		$3.0
5 3/4% Senior Notes due in 2023		1,126.0
6 5/8% Senior Notes due in 2023		500.0
		1,629.0
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)		1,010.6
5% Senior Notes due in 2022		1,059.2
5 3/8% Senior Notes due in 2024		794.5
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		794.5
		4,433.8
TVA Group Inc.
Revolving credit facility due in 2020 (availability: $150)		—
Term Loan due in 2019		44.8
		44.8

Other debt		—
Total Quebecor Media Inc.		$6,107.6

TOTAL LONG TERM DEBT		$6,169.2

Bank indebtedness - QI		1.1
Bank indebtedness - QMI		27.2
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		150.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(679.1)
Cash and cash equivalents :
Quebecor Inc.		0.3
Quebecor Media Inc.		23.9
Videotron Ltd.	$1.8
TVA Group Inc.	5.3
Other subsidiaries	16.8
		$24.2

1   Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2019, subject to a floor price of $26.85 and a ceiling price of $33.5625.

2  Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2019

Operating Results

	2019			2018
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Revenue-Generating Units (‘000) [1]	6,054.4	6,001.1	6,013.6	5,990.3	5,955.9
Mobile Telephony Lines (‘000)	1,288.7	1,231.9	1,193.6	1,153.8	1,120.7
Homes Passed (‘000)	2,940.4	2,931.2	2,915.4	2,907.9	2,900.2
Cable Internet Subscribers (‘000)	1,724.3	1,706.9	1,710.8	1,704.5	1,697.5
Penetration of Homes Passed	58.6%	58.2%	58.7%	58.6%	58.5%
Cable Television Subscribers (‘000)	1,545.2	1,558.4	1,582.6	1,597.3	1,603.7
Penetration of Homes Passed	52.6%	53.2%	54.3%	54.9%	55.3%
Cable Telephony Lines (‘000)	1,052.7	1,072.9	1,094.9	1,113.9	1,131.1
Penetration of Homes Passed	35.8%	36.6%	37.6%	38.3%	39.0%
Over-the-Top Video Subscribers (‘000)	443.5	431.0	431.7	420.8	402.9

	3rd Quarter			YTD
(in millions)	2019	2018	VAR	2019	2018	VAR

Revenues
Internet	$279.3	$272.0	2.7%	$831.6	$805.2	3.3%
Cable Television	242.2	247.6	-2.2%	734.9	747.7	-1.7%
Mobile Telephony	155.7	138.3	12.6%	443.5	394.9	12.3%
Cable Telephony	84.4	91.0	-7.3%	257.4	278.8	-7.7%
Equipment Sales	69.6	63.1	10.3%	170.2	162.6	4.7%
Other	44.5	41.5	7.2%	131.3	122.6	7.1%
Videotron	875.7	853.5	2.6%	2,568.9	2,511.8	2.3%
Retail and Eliminations	1.0	1.3		2.9	4.1
Telecommunications	$876.7	$854.8	2.6%	$2,571.8	$2,515.9	2.2%

Adjusted EBITDA
Videotron	$467.5	$432.9		$1,340.3	$1,279.3
Retail	0.2	0.3		0.4	0.9
Telecommunications	$467.7	$433.2	8.0%	$1,340.7	$1,280.2	4.7%

Additions to PP&E and Intangible Assets
Additions to PP&E	$117.4	$128.8		$361.2	$389.3
Additions to Intangible Assets	57.2	29.1		402.3	120.7
Telecommunications	$174.6	$157.9	10.6%	$763.5	$510.0	49.7%

Mobile Telephony ABPU [2]	$53.28	$54.28		$52.79	$53.75
Total ABPU [2]	$50.49	$49.70		$49.98	$49.40

1  Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

2  Average billing per unit (“ ABPU “) is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2019

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2019

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2019, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2019 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Catherine Tees
By:	Catherine Tees
Assistant Secretary

Date: November 8, 2019